SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Basic Technologies, Inc.
(Name of Issuer)

           Common Stock
(Title of Class of Securities)

          07 007 410 9
(CUSIP Number)

Gary L. Brown
1420 Westbrook Drive
Sarasota, Florida 34242
                                        (941) 928-5110
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                              June, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 07 007 410 9

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     Gary L. Brown

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [X]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 3,543,675
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power 3,543,675
Person With	(10)Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

        3,543,675 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)                26.2%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.00001 per share (the "Common Stock") of Basic Technologies, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 1420 Westbrook Drive, Sarasota, Florida  34242.

ITEM 2. IDENTITY AND BACKGROUND

       (a)-(c) Gary L. Brown, 1420 Westbrook Drive, Sarasota, FL 34242 is President and Director of the Company.

       (d)-(f) The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Effective December 31, 2001, Mr. Brown was elected to serve as a member of the Issuer's Board of Directors. Under the Letter of Understanding described below, Mr. Brown was granted a restricted stock award consisting of 1,000,000 of the Issuer's common stock, which shares were subject to future forfeiture.

       Mr. Brown also purchased a $10,000 convertible note of the Issuer which is convertible at Mr. Brown's option into an aggregate of 1,000,000 shares of the Issuer's common stock.

       Effective December 13, 2001, Mr. Brown executed an Option Agreement pursuant to which he acquired the right to purchase from the Shelton Voting Trust (the "Trust") an aggregate of 4,900,000 shares of common stock of the Issuer at a price of $.002 per share.

       Effective June 14, 2002, all of the options under the Option Agreement were exercised to acquire 4,900,000 shares of common stock. Mr. Brown assigned to third parties rights to acquire a portion of the shares pursuant to the exercise of such options. As a result, shares underlying the Option Agreement were acquired by the following persons with respect to the number of shares set forth below:
Name	Number of Shares
Gary L. Brown	1,543,675 shares
Rover Telcom Corporation	91,025 shares
Robert Todd	65,300 shares
Bridgeport Construction, Inc.	700,000 shares
American Merger Consultants, Inc.	500,000 shares
Milford Communications Partners	1,000,000 shares
Stephen L. Rogers	1,000,000 shares

The foregoing options were exercised in cash, for aggregate cash consideration of $10,000.

ITEM 4. PURPOSE OF TRANSACTION

       The Option Agreement was entered into by the parties under the terms of a Letter of Understanding dated December 13, 2001 (the "Letter of Understanding") between the Issuer and Mr. Brown. Under the Letter of Understanding, Mr. Brown was elected to serve as President of the Issuer and a member of the Issuer's Board of Directors. Mr. Brown was also granted a restricted stock award consisting of 1,000,000 of the Issuer's common stock, which shares were subject to future forfeiture in the event certain performance milestones were not achieved. The Letter of Understanding also provided for the spin-off by the Issuer of certain existing oil and gas properties and operations and the development of the Issuer's telecommunications business. A true and accurate copy of the Letter of Understanding is attached to this Report as Exhibit B.

       On May 1, 2002, four former members of the Issuer's Board of Directors voluntarily resigned their positions as directors.

       In view of the percentage interest of Mr. Brown in the Issuer's voting securities resulting from the option exercise as well as the resignations of the board members described above, consummation of the transactions provided for in the Option Agreement and the Letter of Understanding resulted in a Change in Control of the Company within the meaning of Item 1 of Form 8-K under the Securities Exchange Act of 1934, as amended, and within the meaning of Rule 12b-2 thereunder.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a)      Mr. Brown would be deemed the beneficial owner of an aggregate of 3,543,675 shares of the Issuer's common stock, which shares represent approximately 26.2% of the 11,548,356 shares of the Issuer's common stock issued and outstanding. Of those shares, 1,000,000 shares of common stock are reserved for issuance pursuant to the conversion of a $10,000 convertible promissory note held by Mr. Brown.

       (b)      Mr. Brown has sole voting and dispositive power with respect to the 3,543,675 shares of common stock disclosed in Item 5(a) above.

       (c)      Mr. Brown has not sold any shares of common stock during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              RESPECT TO SECURITIES OF THE ISSUER.

       See response to Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       Exhibit A            Option Agreement

       Exhibit B            Letter of Understanding

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 24, 2002
(Date)
/s/ Gary L. Brown
(Signature)
Gary L. Brown, President
(Name/Title)